December 31, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Larry Spirgel, Assistant Director

Joseph Cascarano, Senior Staff Accountant

Dean Suehiro, Senior Staff Accountant

Justin Kisner, Staff Attorney

Kathleen Krebs, Special Counsel

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Spirgel:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2014 with respect to the above-referenced filing.

Based on our discussions with the Staff, the Company believes it is beneficial to further explain four critical elements to its business model. These four elements are: Campaign Services; Publisher Interaction; Pricing; and Credit Risk.

Campaign Services

The Company provides a full spectrum of campaign services that span pre-sale to post-sale activity. The majority of the Company’s clients utilize these services while a smaller number of clients only utilize parts of these services.

Pre-Sale:  Prior to a successful bid for any advertising campaign, the Company undertakes an extensive process to win business from an agency or client as follows:

•                  The Company invests hundreds of man-hours with agencies and clients advising them about mobile advertising products and services offered to ensure the Company is included on any request for proposal (RFP) that the agency sends out on behalf of their advertising clients.  (Although we describe the process of working with an agency, some advertisers work directly with the Company and without the use of agencies, but the process is very similar).

•                  The RFP is the request by an agency on behalf of an advertising client for solutions to solve an advertiser’s need.  The RFP typically comes with broad and general advertiser’s goals such as “we’d like our ad to been seen by people over 25 and to drive them to the client’s social destination.”  As part of the RFP, the Company attempts to demonstrate to the client that it can creatively and effectively generate a mobile advertising campaign that is engaging to the advertiser’s target market while also defining targeting options that will reach the advertiser’s target audience.

•                  The RFP is typically received by the Account Executive (AE or salesperson) who is assigned to that agency.  The AE then notifies the client support team (Account Management, Creative Services, Strategy and Operations Analysis) that a RFP is ready to be processed.

•                  Account Management (AM) is responsible for tracking the RFP.  AM will organize a kick-off call and a creative brainstorm session.  AM will process any vendor forms and credit applications needed.  Once an approach has been determined, AM is responsible for building the proposal deck and completing any 3rd party response templates.

•                  Creative Services is responsible for generating ideas for a mobile creative that will engage the target audience and create a lasting experience with the brand.  The Company may have several brainstorming sessions with the agency or client.  These meetings include sales, account managers, strategy team, media planners and the creative service teams, to develop media strategies, big ideas, and creative concepts, as well as providing education, knowledge and advice for the advertiser as to what is possible and most effective in mobile.  Storyboard illustrations for mobile ad ideas can be generated for the advertiser to get a better understanding of the ideas discussed, including mock ads.

•                  The Strategy team is responsible for evaluating the long-term goals of the advertiser and educating the client team on how those goals should be reflected in that particular RFP.  This team is trying to foster a long term strategic partnership with large agencies to drive overall agency revenue growth, adoption and perception of the Company’s mobile capabilities.  Also, they provide high impact trend, insight and education that are beyond most agencies’ capabilities, in order to help educate agencies and their advertiser clients. They also analyze data trends and agencies’ client performance, develop solid strategic sales plans, and prepare and conduct strategic pitches and sales presentations.

•                  Operations Analysis (OA) is responsible for providing pricing and audience sizing for the RFP.  The pricing for a campaign is determined by both the product that is proposed for the RFP and audience targeting required to meet the advertisers’ goals.  Typical products include standard banner ads, rich media ads and video ads.  Targeting variables can include location, demographics, behavioral targeting and 3rd party data driven audiences.  Also, the OA team will evaluate other opportunities for targeting and measurement.

•                  Once all components of an RFP response are assembled, the Account Manager turns the information into a presentation designed to capture the agency attention and sell the Company as the best solution for the advertisers needs.  The AE will then send the entire package back to the agency and schedule a presentation meeting.

Launch Process:  After an RFP is won, the campaign launch process begins with a signed Insertion Order (IO) and concludes with running a campaign.  The IO is the legal agreement between the agency (or advertiser in the case of direct business) and the Company.  The IO defines the targeting, pricing and dates of the campaign.

•                  At the outset of the campaign, the Company will work with a client to determine the creative assets (advertisement) for the campaign. The creative assets are requested from the client, but in many cases the client does not have its own creative assets that are suitable for mobile advertising. Therefore, the Company will work with the client in developing and/or modifying a creative for the campaign.  The Company can perform a full spectrum for the creative including creating the ad completely to modifying a pre-existing creative for simple device or ad size formatting.

•                  If the Company is preparing the creative, the Creative Services team may use the mocks developed as part of the RFP process along with the advertisers assets (the logos, images or content that is proprietary to the advertiser) and will put initial concepts together. It is then put on an approval page for client review.  A typical ad requires multiple revisions to secure client approval.  Once approved, the Creative Services team will go into “build phase.”  The build phase will entail taking the initial concept and applying HTML and JavaScript code to animate the ad. All ads are then sent through a rigorous quality assurance process to ensure that the ad will work on all required handsets and mobile operating systems.  The final version is sent to the Account Manager to be included in the trafficking package.

•                  Billing is determined by the IO.  The Company bills using either third-party stats or its own stats as specified in the IO.  If billing is based on third-party stats, the Company integrates with the third-party’s ad tags.

•                  The campaign will then go through a set of approvals including Finance, Legal, Network Quality and Operations before launching a campaign.

•                  Once approved, the campaign is sent to an Operations Analyst who will verify pricing, targeting and flight dates.

•                  The verified campaign is then sent to the Traffic team.  This team will complete the campaign by inputting the creative and targeting into the campaign and setting the campaign live.

Campaign Management: The campaign management process ensures that the campaign will meet the expectations of the advertiser.  These expectations include campaign performances such as click thru rate, engagement rate, completed videos, etc.  The process also ensures complete delivery of the campaign by monitoring its progress over the flight dates and adjusting the campaign as needed.  The Account Manager and the Operations Analyst are responsible for campaign management.

•                  The Account Manager is responsible for:

•                  Sending a screen shot of the running campaign to the client.

•                  Sending periodic reporting of the campaign’s progress and performance to the client.

•                  Sending discrepancy reports to the Operations Analyst so that the campaign can be adjusted to meet the client’s goals.

•                  Working with the clients to update creative during the campaign.

•                  Serving as the point of contact for the agency or advertiser to answer all questions.

•                  The Operations Analyst is responsible for:

•                  Checking that the campaign has been set-up properly and has started delivering appropriately.

•                  Reviewing the campaign metrics every day and optimizing the campaign toward peak performance.

•                  Ensuring that client goals are consistently met.

•                  Shifting the campaign targeting to other supply sources including mmDSP during the life of the campaign, if required, to ensure that the campaign delivers in full.

•                  Troubleshooting any delivery issues.

•                  Providing insights for the end of campaign report.

End of Campaign:  The end of campaign process is designed to accurately report the results of the campaign to the client and ensure accurate billing.

•                  The Account Manager reviews first and third-party stats to ensure that the campaign has delivered in full.

•                  An “End of Campaign Report” is developed.  It includes an overview of the campaign, all campaign metrics such as click thru rates and engagement, a brief summary and a recommendation for renewal.

•                  Finance then generates invoices for the Company’s clients.

Publisher Interaction

In order to interact with the Company’s ad serving technology, most of the Company’s publishers or developers use the Company’s proprietary software development kit (SDK) in their applications. The Company must monitor and maintain its SDKs to ensure the Company is meeting its publisher’s needs. As new ad types are developed, such as video or rich media, the Company updates its SDK to enable delivery of the ad type and must work with its publishers to update the SDK version in their applications or apps. The SDK also enables the Company to gather anonymous data from each device in order to build unique audiences and profiles, which the Company uses when developing campaigns for its advertising clients. This data can include demographic and geographic data, as well as potential current characteristics of the mobile owner. For example, it’s possible to see that a user has been frequenting large hardware stores or auto dealerships, which would be useful to advertisers trying to sell tools or cars.

The Company’s technology communicates with a publisher’s app through the SDK, which is integrated into the app. At any time, the Company’s technology communicates with thousands of apps using its proprietary algorithms to determine what ads to place on a publisher’s app. The Company must meet the goals of its advertising clients while trying to maximize the earnings to its publishers. Advertising clients and publishers do not interact with each other. While the Company is continuously monitoring publisher apps to deliver ads to their space, the Company recognizes the mobile user’s profile in its database. Taking into account items like attributes in a user profile, and the hundreds of campaigns running at any given moment, the Company’s technology determines which ads to place on which app.

In addition to the Company, publishers usually work with numerous other mobile advertising companies simultaneously and may have other competitors’ SDKs embedded in their apps. A publisher can monitor the earnings from each company to determine which is providing the better ads and earnings. Each publisher maintains a positioning system known in the industry as a “waterfall”, which prioritizes which advertising company, and in what order, can deliver an ad to the publisher. It is best for the Company to be in the first position so that the Company will have the “first look” at an ad impression, and thus will see more available ad supply, and the Company’s campaigns can be delivered on the app first. The publisher determines each mobile advertising company’s position in its waterfall. The mobile advertising company can choose to place an ad on the app or pass so the next mobile advertising company in the waterfall can decide whether to place an ad, and so on. Those mobile advertising companies that better meet a publisher’s needs are higher in its waterfall. The publisher can move mobile advertising companies around in its waterfall at any time. It is in the Company’s best interest to maximize a publisher’s earnings to maintain a higher position in the publisher’s waterfall.

The Company also provides certain metrics to publishers such as daily earnings, impressions filled and click thru rates. Publishers use this data to compare what they are earning versus the Company’s competitors. It is through this process that a publisher may reorder advertising companies in its waterfall.

Description of Pricing

The Company reviews its pricing approximately every six weeks.  The review begins with members of the Company’s Operations and Publisher Services teams meeting to discuss current trends in the industry, including the level of pricing of competitors, the level of pricing the Company believes the market (customers) will bear and the related costs the Company will incur in obtaining the supply from its publishers.

The Company focuses pricing for its advertising clients around the three main types of ads that it runs:  banner ads, full screen interstitial ads (ads that “pop up” and take up the entire device screen), and video ads (similar to a television commercial).  The Company looks at the supply and expected demand for these types of ads as well as seasonality factors. Based on these six week reviews, the Company establishes its basic internal “rate card” and general pricing for the period, which are general guidelines for the Company’s salesforce to follow until the next review.  In responding to RFPs, and in generating specific proposals to agencies and advertisers the Company may deviate from a given period’s internal rate card in order to win the business.  The Company also considers factors such as the type of targeting and specific audience desired, the amount and timing of expected ad impression delivery, any client-specific discounts and pricing expectations, and additional fees that may be incurred to deliver the campaign (such as third-party data fees). The same analysis may result in different pricing for a campaign based on volume commitments from a client, supply availability, geographic constraints or the time of year.

Credit Risk

On average the Company collects from its clients in 90 days and pays its publishers and developers in 60 days creating an unfavorable working capital gap. The Company structures many of its publisher contracts, as customary in the industry, so that the publisher revenue share is contractually based on collected revenue. The Company also has some contracts with larger publishers where the revenue share is based on revenue recorded as opposed to collected, or where any adjustments for collections are subject to a cap. These larger publishers are well known names and represent a more significant part (but not a majority) of the Company’s supply. Regardless of the specific terms of publisher contracts, the Company’s practice is to pay its publishers based on recorded revenue, rather than collected amounts. Because of this and the unfavorable timing difference in when payments are received versus made as discussed above, the Company frequently pays its publishers prior to collecting amounts due from its clients. In addition, the Company does not have a practice of clawing back amounts paid to publishers for any uncollected amounts from its customers.

The Company has credit risk with its clients and does not get paid for all of its recorded revenue. For example, in 2013, the Company recorded bad debt expense of approximately $1.8 million for uncollectible and potentially uncollectible receivables.  At December 31, 2013, the Company had an accounts receivable allowance of $4.8 million against gross receivables of $113.8 million, or 4.2% of total receivables.  None of the uncollectible receivable write-offs or bad debt amounts accrued were clawed back from publishers.

If you have any further questions or require additional information, please do not hesitate to contact Andrew Jeanneret, Chief Financial Officer, at 410-522-8705 or ajeanneret@millennialmedia.com.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret

Andrew Jeanneret
Executive Vice President &
Chief Financial Officer